EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Amendment No. 6 to the Registration Statement (Form S-4 No. 333-166567) and related Prospectus of Republic Services, Inc. for the registration of its 5.00% Notes due 2020, 5.25% Notes due 2021, 5.50% notes due 2019, and 6.20% Notes due 2040 and to the incorporation by reference therein of our reports dated February 24, 2010, with respect to the consolidated financial statements of Republic Services, Inc., and the effectiveness of internal control over financial reporting of Republic Services, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
Phoenix, Arizona
June 29, 2010